SEC Mail Processing Section

NOV 25 2009

Washington, DC
122

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09043059

AB 3/17

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt 781-676-5941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BOSTON CAPITAL CORPORATION

Table of Contents

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

We have audited the accompanying statement of financial condition of **U.S. Boston Capital Corporation** as of September 30, 2009, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **U.S. Boston Capital Corporation** at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
November 19, 2009

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2009

Assets		
Cash and cash equivalents	$	40,799
Cash - restricted		1,000
Notes receivable		100,000
Commissions receivable		191,035
Marketable securities, at market value		448,326
Prepaid expenses and other assets		11,364
Total assets	**$**	**792,524**
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable		
Affiliates	$	84,975
Other		15,729
Accounts payable		149,353
Accrued income taxes		7,911
Deferred tax liability		16,617
Total liabilities		**274,585**
Subordinated debt		**100,000**
Stockholders' equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		364,209
		417,939
Total liabilities and stockholders' equity	**$**	**792,524**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Income
For the Year Ended September 30, 2009

Revenue	
Commissions and service fees	$ 3,144,948
Unrealized gain on marketable securities	42,933
Gain on redemption of exchange membership	24,716
Dividend income	6,925
Total revenue	3,219,522
Expenses	
Commission expense	835,402
Operating expenses	2,308,647
Total expenses	3,144,049
Income before provision for income taxes	**75,473**
Provision for income taxes	18,851
Net income	**$ 56,622**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2009

	Common Stock		Additional	Retained	
	Number of shares	Amount	Paid-in Capital	Earnings	Total
Balance at October 1, 2008	150,000	$ 15,000	$ 38,730	$ 307,587	$ 361,317
Net income	-	-	-	56,622	56,622
Balance at September 30, 2009	**150,000**	**$ 15,000**	**$ 38,730**	**$ 364,209**	**$ 417,939**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2009

Subordinated borrowing at October 1, 2008	$ 100,000
Increases:	
Secured demand note collateral agreements for equity capital	-
Decreases:	
Payment of secured demand note collateral agreements	-
Subordinated borrowing at September 30, 2009	**$ 100,000**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2009

Cash flows from operating activities		
Net income	$	56,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on marketable securities		(42,933)
Reinvested dividend income		(6,925)
Deferred income taxes		8,586
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		45,764
Prepaid expenses and other assets		5,469
Increase (decrease) in:		
Commissions payable		(22,299)
Accounts payable		(40,619)
Accrued income taxes		1,154
Net cash provided by operating activities		**4,819**
Cash flows from investing activities		
Purchase of marketable securities		(50,000)
Net cash used for investing activities		**(50,000)**
Net decrease in cash and cash equivalents		(45,181)
Cash and cash equivalents - beginning		85,980
Cash and cash equivalents - ending	**$**	**40,799**
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Income taxes	$	9,111

See notes to financial statements

1. Nature of Operations

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a Broker/Dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Boston Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue related to distribution and marketing fees over the contract period, generally quarterly or annually. The Company also generates commissions from executing and clearing customer transactions on stock, options, and futures markets. Commission revenues are recorded in the accounts on the trade date.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company has never incurred losses on these accounts. The cash balances at September 30, 2009 were not in excess of the FDIC limits.

Cash - Restricted

Cash – restricted consists of $1,000 in a special reserve bank account for the exclusive benefit of customers, in compliance with Federal and other regulations.

Marketable Securities

Investments in marketable securities with readily determinable fair values are measured at fair market value in the statement of financial condition. Realized and unrealized gains or losses are reflected in the statement of income.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Accounting Standards Codification

In June 2009 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (The Codification). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to U.S. GAAP accounting standards but did not impact the Company's results of operations, financial position, or liquidity.

Fair Value Measurements

The Company has partially implemented Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, for financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements and is effective for fiscal years beginning after November 15, 2007, except as it relates to nonrecurring fair value measurements of nonfinancial assets and liabilities. This codification only applies when other codifications require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. With regard to nonfinancial assets and liabilities which are not recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually), the Codification is effective for fiscal years beginning after November 15, 2008.

In February 2007 the FASB issued ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of ASC 320*, which permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items, for which the fair value option has been elected, in earnings at each subsequent reporting date. ASC 825 is effective for fiscal years beginning after November 15, 2007. The adoption of ASC 825 in 2009 did not have an impact on the Company's results of operations or financial position, as the Company has not elected the fair value option for any of its eligible financial assets or liabilities.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a consolidated tax return with its parent corporation. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

A reconciliation of current and deferred income taxes is as follows:

Current tax expense	
Federal	$5,765
State	4,500
Total current tax expense	10,265
Deferred tax expense	
Federal	6,440
State	2,146
Total deferred tax expense	8,586
Total income tax expense	$18,851

The deferred tax liability at September 30, 2009 relates to the unrealized gain on investments.

Uncertain Tax Positions

In June 2006 the FASB released ASC 740, *Accounting for Uncertainty in Income Taxes*. When ASC 740 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. As deferred by the guidance in ASC 740, the Company is not required to implement the provisions of ASC 740 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in its 2009 financial statements.

Since the provisions of ASC 740 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in ASC 450, *Accounting for Contingencies*. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of September 30, 2009 the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company transacts business with three affiliated companies. Related party transactions occurring during the year ended September 30, 2009 are as follows:

Commission revenue is disbursed to affiliated companies and is recorded as commission expense in the statement of income. Commission expense to an affiliated company for the year ended September 30, 2009 was \$786,357 of which \$84,975 is included in commissions payable in the statement of financial condition.

Pursuant to an expense sharing agreement with an affiliate, the Company paid the affiliate \$114,600 per month for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of \$1,375,200 was paid to the affiliate during the fiscal year ended September 30, 2009. In accordance with the agreement, the monthly fee is reassessed annually at the end of the fiscal year.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition. The Company received \$6,925 of dividends and recorded an unrealized gain of \$42,933 from these investments. The Company also provided promotion, distribution, and marketing services to the funds managed by the related entity. The Company recognized revenue of \$1,511,010 related to these services.

Included in commissions and service fees in the statement of income is \$704,381 received from an affiliated company that supports distribution and servicing efforts for certain mutual funds. The Company also received \$605,447 of sales compensation revenue from this affiliated company, which supplements the 12b-1 fees received from the funds.

4. Notes Receivable

Notes receivable at September 30, 2009 consist of two secured non-interest bearing demand notes with two officers of the Company dated December 20, 2006. The notes are secured by certain securities pledged as collateral. The notes are security for the secured demand note collateral agreements disclosed in Note 6 to these financial statements.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2009 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 205,416	$ 143,894	$ 61,522
Quant Foreign Value Small Cap Fund	242,910	221,349	21,561
Total	$ 448,326	$ 365,243	$ 83,083

Fair Value Hierarchy

ASC No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC No. 820 the following summarizes the fair value hierarchy:

- Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals; and
- Level 3 — Prices or valuations that require inputs that are unobservable.

In certain cases the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Continued --

5. Marketable Securities and Fair Value Measurements (Continued)

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2009 are as follows:

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Mutual funds	$ 448,326	$ -	$ -

6. Subordinated Debt

The borrowings under subordination agreements at September 30, 2009 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated December 20, 2006, with two officers of the Company, payable on December 29, 2009. These notes are secured by the demand notes receivable disclosed in Note 4 to these financial statements.	$100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2009 the Company had net capital of $430,579 and its ratio of aggregate indebtedness to net capital was 0.60 to 1.

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

8. Subsequent Events

In connection with the preparation of the financial statements, management evaluated subsequent events after the balance sheet date of September 30, 2009 through November 18, 2009.

U.S. BOSTON CAPITAL CORPORATION

Computation of Net Capital, Aggregate Indebtedness
Basic Net Capital Requirement Pursuant to Rule 15c3-1
For the Year Ended September 30, 2009

Total stockholder's equity	$ 417,939
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	517,939
Less non-allowable assets:	
Commissions receivable	8,747
Prepaid expenses	11,364
	20,111
Haircuts on marketable securities	67,249
Total adjustments	87,360
Net capital	$ 430,579
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 100,704
Accounts payable	149,353
Accrued income taxes	7,911
Total aggregate indebtedness	$ 257,968
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 180,579
Excess net capital at 1,000 percent	$ 404,782
Ratio: Aggregate indebtedness to net capital	0.60 to 1

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Reconciliation with Company's Computation of
Net Capital Pursuant to Rule 17a-5(d)(4)
September 30, 2009

Net Capital of $430,579 does not differ from the amount reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2009.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Computation for Determination of Reserve Requirements Under
Exhibit A Rule 15c3-3
September 30, 2009

Total Credit Items	$ -
Total Debit Items	-
Reserve Computation	
Excess of total debits over total credits	-
Required Deposit	$ -

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2009.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Information Relating to the Possession or Control Requirements
Under Exhibit A Rule 15c3-3
September 30,2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

See notes to financial statements

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **U.S. Boston Capital Corporation** for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westborough • Boston • Glastonbury • Providence

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
November 18, 2009

U.S. BOSTON CAPITAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

WITH

INDEPENDENT AUDITORS' REPORT

CCR

Certified Public Accountants & Business Advisors